UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2018
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

At the Annual General Meeting of Shareholders of Redhill Biopharma Ltd. (the "Company") held on May 2, 2018, all of the proposed resolutions presented were approved by the shareholders. Below are the proposals adopted:

1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2018 and for an additional period until the following annual general meeting;

2.	To approve an increase in the authorized share capital of the Company by 300 million ordinary shares;

3.	To approve the re-election of Mr. Ofer Tsimchi, Dr. Kenneth Reed and Mr. Eric Swenden to the board of directors of the Company (the "Board of Directors"), each for an additional three-year term until the annual general meeting to be held in 2021;

4.	To approve an amendment to the Company's Amended and Restated Award Plan (2010) to increase the maximum number of ordinary shares that may be issued thereunder;

5.	To approve a grant of 500,000 options to purchase ordinary shares of the Company to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors;

6.	To approve the proposed extension of options to purchase ordinary shares of the Company granted to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors; and

7.	To approve the proposed extension of options to purchase ordinary shares of the Company granted to Mr. Ofer Tsimchi, a non-executive director of the Company.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654) and on July 25, 2017 (Registration No. 333-219441) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333- 209702).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: May 2, 2018	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer